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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1.	Investment Company Act File Number:				Date examination completed:

	811-22680				10/31/2018
2.	State identification Number:

	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:

Stralem Equity Fund, a series of Ultimus Managers Trust
4.	Address of principal executive office (number, street, city, state, zip code):

225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

December 20, 2018

Cohen & Company, Ltd.

1350 Euclid Ave, Suite 800

Cleveland, OH 44115

In connection with your examination of management's assertion included in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the "Fund"), a series of Ultimus Managers Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-l "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940 as of October 31, 2018 and for the period from April 30, 2018 (the date of the last examination), through October 31, 2018, for the purpose of expressing an opinion that the Fund's assertions are fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.	We are responsible for the Fund's compliance with the provisions of Rule 17f-l of the Investment Company Act of 1940 and for our assertion that the Fund is in compliance with the above-mentioned rules for the period from April 30,2018 through October 31, 2018.

2.	We are responsible for establishing and maintaining effective internal control over compliance.

3.	We have performed an evaluation of the Fund's compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-l as of October 31, 2018, and for the period from April 30, 2018 through October 31, 2018.

4.	We have disclosed to you all known noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-l as of October 31, 2018 and for the period from April 30, 2018 through October 31, 2018, including any noncompliance occurring from October 31, 2018, through the date of this letter.

5.	We have disclosed to you all events subsequent through the date of this letter that would have a material effect on your examination of our assertion.

6.	We have made available to you all records relevant to your examination of our assertion.

7.	We have responded fully to all inquiries made to us by you during the examination.

8.	We intend to distribute your report only to the Board of Trustees, management and the Securities and Exchange Commission.

/s/ David R. Carson
David R. Carson, Principal Executive Officer

/s/ Jennifer L. Leamer
Jennifer L. Leamer, Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Ultimus Managers Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the "Fund"), a series of Ultimus Managers Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-l under the Investment Company Act of 1940 (the Act) as of October 31, 2018. Management is responsible for its assertion about compliance with the requirements of subsection's (b)(1) and (b)(6) of Rule 17f-l of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of October 31, 2018, and with respect to agreement of security purchases and sales, for the period from April 30, 2018 (the date of the last examination), through October 31, 2018:

•	Confirmation of all securities held by institutions in book entry form at Pershing LLC (the "Custodian")

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Fund and Custodian

•	Agreement of three security purchases and seven security sales since our last report from the books and records of the Fund to broker statements

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Stralem Equity Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-l of the Investment Company Act of 1940 as of October 31, 2018, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Ultimus Managers Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

December 20, 2018